SIGNATURE EYEWEAR, INC.
498 North Oak Street
Inglewood, CA 90302

January 15, 2010

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Signature Eyewear, Inc. – Form AW
Request for Withdrawal of Post-Effective Amendment No. 1
To Registration Statement on Form S-8 filed on January 14, 2010
(File No. 333-48109)
(Accession No. 0001072613-10-000014)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Signature Eyewear, Inc. (the “Company”) requests the withdrawal of Post-Effective Amendment No. 1 to the Registration Statement on Form S-8 (File No. 333-48109) (the “Amendment”) that was filed with the Securities and Exchange Commission on January 14, 2010.  This Amendment was inadvertently submitted pursuant to the EDGAR tag “POS AM” when it was filed on the EDGAR system.  The amendment should have been filed under the EDGAR tag “S-8 POS.”  The Company intends to refile the Amendment as soon as possible under the correct tag.  No securities were sold in connection with the Amendment filed under the tag “POS AM.” The Company respectfully submits that a withdrawal of the Amendment is consistent with the public interest and the protection of investors in light of the circumstances described above.

If you have any questions regarding this request for withdrawal, please do not hesitate to contact Alan Spatz of TroyGould PC, our outside counsel, at (310) 201-4746.

Very truly yours, SIGNATURE EYEWEAR, INC. /s/ Michael Prince Michael Prince Chief Executive Officer and Chief Financial Officer